SCHEDULE “I”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

INFORMATION CONCERNING RUBICON AFTER THE ARRANGEMENT

NOTICE TO READER	1
INCORPORATION BY REFERENCE	1
COMPANY PROFILE	2
CORPORATE STRUCTURE & DESCRIPTION OF BUSINESS	2
SELECTED YEAR-END AUDITED FINANCIAL INFORMATION	2
DESCRIPTION OF MINERAL PROPERTIES	3
MARKET FOR SECURITIES	18
DIRECTORS AND OFFICERS	19
PRIOR SALES	19
STOCK EXCHANGE PRICE	20
OUTSTANDING OPTIONS	20
CONSOLIDATED CAPITALIZATION	21
STOCK OPTION PLAN	21
RISK FACTORS	21
AUDITOR, REGISTRAR AND TRANSFER AGENT	21
MATERIAL CONTRACTS	22
OTHER MATERIAL FACTS	22

NOTICE TO READER

The following is a summary of the business of Rubicon after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in this schedule and in the Circular. Except where otherwise indicated herein, all of the disclosure in this schedule is made on the basis that the Arrangement has been completed as described in the Circular.

INCORPORATION BY REFERENCE

Information concerning Rubicon may be found in this Circular and in Rubicon’s Annual Report on Form 20F (the “Annual Report”) for the year ended December 31, 2005, which is dated March 30, 2006. The Annual Report may be viewed on the SEDAR website at www.sedar.com and upon request. Rubicon will promptly provide a copy of such Annual Report free of charge to any Rubicon securityholder. The Annual Report, as well as the following additional documents, are incorporated herein by reference and form an integral part of this Circular:

(a)	material change report, dated April 18, 2006, announcing the closing of a brokered private placement financing to raise gross proceeds of $11,308,208;

(b)	news release, dated May 2, 2006, announcing an option agreement with Crosshair Exploration & Mining Corporation on the Golden Promise Project;

(c)	news release, dated May 23, 2006, announcing the results of the Kalukundi feasibility study;

(d)	material change report, dated June 2, 2006, announcing the results of the Kalukundi feasibility study;

(e)
news release, dated June 7, 2006, announcing the board of directors of Africo has appointed Dr. Anthony Harwood as new Chief Executive Officer of Africo and that Africo has entered into a support agreement with a number of its major shareholders in which they agree to vote in favour of the Plan of Arrangement;

(f)	news release, dated June 15, 2006, announcing that the board of directors of Rubicon has adopted an amended and restated Shareholder Rights Plan;

(g)	material change report, dated June 16, 2006. announcing that the board of directors of Rubicon has adopted an amended and restated Shareholder Rights Plan;

(h)
material change report, dated June 16, 2006 announcing that Africo appointed Dr. Antony Harwood as President and Chief Executive Officer and that a number of significant shareholders of Africo have entered into an agreement to vote in support of Rubicon’s proposed plan of arrangement;

(i)
material change report, dated June 19, 2006. announcing that the board of directors of Africo has appointed Dr. Anthony Harwood as new Chief Executive Officer of Africo and that Africo has entered into a support agreement with a number of its major shareholders in which they agree to vote in favour of the Plan of Arrangement;

(j)
news release, dated June 22, 2006, announcing that Paragon has entered into an agreement with Altius Resources Inc. under which Altius Resources Inc. will subscribe for 2.5 million flow through special warrants as part of a non-brokered private placement financing to raise a minimum of $3 million and a maximum of $3.7 million; and

(k)
material change report, dated June 27, 2006, announcing that that Paragon has entered into an agreement with Altius Resources Inc. under which Altius Resources Inc. will subscribe for 2.5 million flow through special warrants as part of a non-brokered private placement financing to raise a minimum of $3 million and a maximum of $3.7 million.

COMPANY PROFILE

Rubicon is considering changing the focus of its business to concentrate on the development of its Red Lake assets in Ontario its assets in Nevada and Alaska. Rubicon’s business previously conducted was the acquisition and development of gold and base metal projects in other Canadian Provinces and in a number of countries. Pursuant to the Plan of Arrangement, Rubicon will dispose of all of its mining interests other than the Red Lake, Nevada and Alaska assets. See “The Arrangement” in the Circular.

Rubicon’s ongoing business objective will be the continuing development of its Red Lake properties. The Rubicon Common Shares will continue to be listed and traded on the TSX and AMEX, subject to Rubicon complying with the listing requirements of the TSX and AMEX.

CORPORATE STRUCTURE & DESCRIPTION OF BUSINESS

See “History and Development of the Company” and “Business Overview” at pages 19-20 of the Annual Report.

SELECTED YEAR-END AUDITED FINANCIAL INFORMATION

Rubicon’s consolidated audited financial statements for the years ended December 31, 2005 and 2004 are attached to this Circular as Schedule A.

DESCRIPTION OF MINERAL PROPERTIES

Following completion of the Arrangement, Rubicon will continue to hold the following mineral properties:

Red Lake Assets

•	100% interest in the McFinley Property located in the Red Lake Mining Division;

•	100% interest in the McFinley Water Claims Agreement;

•	100% interest in the DMC Property under option (up to 65%) to Agnico-Eagle Mines Ltd. located in the Red Lake Mining Division;

•	60% interest in the McCuaig Red Lake Joint Venture Property with 40% partner Golden Tag Resources located in the Red Lake Mining Division;

•	100% interest in the Red Lake North property currently under option (up to 55%) to Solitaire Minerals Corp. located in the Red Lake Mining Division;

•	100% interest in the Adams Lake property located in the Red Lake Mining Division;

•	100% interest the Slate Bay project located in the Red Lake Mining Division;

•	100% interest in the 79 claim units and an option to earn 100% in 44 claim units in the East Bay property located in the Red Lake Mining Division;

•	100% interest in the Humlin project currently under option (up to 55%) to Solitaire Minerals Corp. located in the Red Lake Mining Division;

•	100% interest in the Red Lake West End properties currently under option to Redstar Resources Corp;

•	variable interests in over 60 mineral properties collectively known as the ERD properties located mainly in the Red Lake and Birch/Uchi Greenstone Belts, of Northwestern Ontario; and

•	an option to earn 100% interest in the Manitou property located in the Kenora Mining Division.

The above properties are subject to underlying agreements, the terms and conditions of which are disclosed under each separate property description under this section.

Nevada-USA Interests

•
60 % interest in Nevada-based Toquima Minerals Corporation. Rubicon has entered into an agreement with Carlin Gold Corporation to sell Rubicon’s interest in Toquima. See note 6 to Rubicon’s Interim Unaudited Consolidated Financial Statements at Schedule A to this Circular.

Principal Property: McFinley Property

The McFinley Property is considered to be material to Rubicon. Accordingly, technical reports relating to the McFinley property have been filed with the TSX and applicable securities regulatory authorities pursuant to Canadian Securities Administrators NI 43-101.

Property Description and Ownership

The McFinley Property is located in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario. The McFinley shaft is located at 51º 07’ 26’’ N and 45º 44’ 26’’ W. The McFinley Property is subject to option agreements that have allowed Rubicon to earn a 100% interest in an area that covers approximately 505.43 Ha. The property was acquired in two separate agreements during 2002: 1) the water covered areas, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (“DGC”) in January 2002 and 2) land portions of the property, held as nine patented claims, were later optioned by agreement in June 2002. The mining rights of patent claims were optioned from DGC and the surface rights of the same patent claims were optioned from DGC’s subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are now referred to as the McFinley Property (in this section the “Property”). The various licenses of occupation, mining lease and patents claims comprising the Property are contiguous, surveyed and in good standing.

Rubicon Obligations on Licenses of Occupation and Mining Lease

Rubicon optioned 25 licenses of occupation and one mineral lease (“Water Portion”) in January 2002 from DGC by agreeing to pay $800,000, issue 260,000 shares and complete U.S. $1,300,000 of exploration prior to March 31, 2006. During 2004, Rubicon completed its acquisition of these water claims after meeting all the required payments and expenditures. These claims are subject to a NSR royalty of 2%, for which advance royalties of U.S. $50,000 are due annually (to a maximum of U.S. $1,000,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for U.S. $675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S. $675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S. $1,000,000 in advance royalty payments described above.

Rubicon Obligations on Patented Claims

Rubicon purchased 16 patented claims (“Land Claims”) from DGC in July 2002 for $500,000 ($425,000 paid as of December 31, 2002 and $75,000 paid prior to June 2003) and issued 500,000 Rubicon Common Shares. The Company also issued to the vendor 100,000 stock options. The Land Claims are subject to a NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time. Upon a positive production decision Rubicon would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

The following is a tabular summary of the mineral tenures comprising the Property:

Mining Lease

License	Description	Township	Hectares
104721	KRL503297 - 503299, 526262	Bateman	56.033
			56.033

Licenses of Occupation

License	Description	Township	Hectares
3186	KRL2155	Bateman	9.9153
3187	KRL2156	Bateman	13.678
3289	K1498	Bateman	11.048
3290	K1499	Bateman	2.428
3370	K1493	Bateman	5.018
3371	K1494	Bateman	18.737
3372	K1495	Bateman	10.117
3380	K1497	Bateman	6.111
3381	KRL246	Bateman	4.330
3382	KRL247	Bateman	4.532
10830	KRL11038-39	Bateman	28.672
10499	K11487	Bateman	5.738
10834	KRL11031	Bateman	17.887
10835	K954 (rec. as KRL18152)	Bateman	9.267
10836	K955 (rec. as KRL18515)	Bateman	9.955
10952	KRL18514	Bateman	17.478
11111	KRL18735	Bateman	12.226
11112	KRL18457	Bateman	10.967
11114	KRL18373	Bateman	7.734
11115	KRL18374	Bateman	19.688
11116	KRL18375	Bateman	22.869
11117	KRL18376	Bateman	15.018
10495	KRL11483	Bateman	6.718
10496	K11482	Bateman	5.637
10497	K11481	Bateman	14.148
			289.916

Patented Claims

Claim No.	Parcel	Township	Hectares
K1498	992	Bateman	11.048
K1499	993	Bateman	2.428
K1493	994	Bateman	5.018
K1494	995	Bateman	18.738
K1495	996	Bateman	10.117
KRL246	997	Bateman	4.33
KRL247	998	Bateman	4.532
K1497	999	Bateman	6.111
KRL11481	1446	Bateman	14.148
KRL11482	1447	Bateman	5.637
KRL11483	1448	Bateman	6.718
KRL11487	1452	Bateman	5.738
K954 (Recorded as KRL 18152)	1977	Bateman	9.268
K955 (Recorded as KRL 18515)	1978	Bateman	9.955
KRL18457	2449	Bateman	10.967
KRL18735	2450	Bateman	12.226
			136.979

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property is an area of subdued topography of less than 15 metres elevation above lake elevation. Land areas are largely covered with spruce, poplar and birch trees with minor swamp. A portion of the property is covered by the East Bay of Red Lake with McFinley Island, directly to the north of McFinley Peninsula, representing the largest Island on the Property. The property is covered by 2 to 10 metres of glacial overburden with bedrock outcrop mostly restricted to shoreline exposures. Lakes are relatively shallow with water depths rarely greater than 5 to 15 metres. Recent seismic surveys of lake areas indicate average accumulations of 10 to 20 metres of lake sediments and overburden beneath lake bottom, with troughs up to 80 - 100 metres deep along the structural trend underlying East Bay.

Annual mean precipitation for the region is 640 millimetres which includes mean average snowfall of 378 millimetres. Mean average temperature is 0.9 degrees Celsius with mean winter temperatures (October to April) of -9 degrees and mean summer temperatures of +14 degrees. Temperatures can reach summer highs of 35 degrees and winter lows of -40 degrees. Weather conditions allow drilling from the ice of Red Lake during January to early April. Municipal winter snow clearance extends to the end of paved roads near Cochenour and the site access road can be easily maintained by local road contractors.

The Property is accessible via an eight-kilometre gravel road from paved roads servicing the village of Cochenour and the surrounding communities of Balmertown and Red Lake. Situated on East Bay, the Property is also easily accessible via the waters of Red Lake. The region is serviced by Highway 105 which connects with TransCanada Highway #17 in Vermillion Bay. The area has daily scheduled Bus Services and daily scheduled flights from Winnipeg, Kenora and Thunder Bay.

The Red Lake District has a long mining history and there are currently two major mines in operation in Balmertown, Barrick Gold Corporation’s (“Barrick”) Campbell Mine and Goldcorp Inc.’s (“Goldcorp”) Red Lake Mine. The District can support year-round mineral exploration and mining operations.

Electrical power on the McFinley Peninsula is currently supplied by a diesel generator. An electric power transmission line extends to the Abino Property of Goldcorp which adjoins the Property to the south, a distance of about 2 kilometres from the McFinley shaft. Water is pumped from the nearby East Bay of Red Lake and potable water is trucked to site.

Geology and Mineralization

The McFinley Property is underlain by rocks of the Archean Red Lake greenstone belt, part of the Uchi Subprovince, Superior Province, Canadian Shield. Many previous workers including Horwood (1945), Pirie (1981), Andrews and Wallace (1983), Hugon et. al. (1986) and Sanborne-Barrie et. al. (2001) have described the geology of the area. The geology is summarized below and updated with respect to the Property.

The Red Lake greenstone belt (“RLGB”) is an accumulation of Archean-age metavolcanic, meta-sedimentary and intrusive rocks that record a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Sanborn-Barrie et al., 2001). The Property lies in the lowermost Balmer assemblage. The Balmer assemblage consists of tholeiitic and komatiitic flows and Ultramafic intrusive rocks intercalated with 2.98 - 2.96 billion year old (Ga) felsic volcanic, clastic, and chemical sedimentary rocks. It is host to largest of the Red Lake District current and past-producing gold mines. Six successive, younger stratigraphic assemblages have been documented:

•	The Ball assemblage (2.94 - 2.92 Ga) consisting of crustally contaminated komatiite, tholeiitic basalt, calc-alkaline felsic volcanic rocks, and stromatolitic carbonate.

•	The Slate Bay assemblage (less than 2.91 Ga.), composed of quartz-rich wacke and conglomerate.

•	The Bruce Channel assemblage (2.89 Ga.), composed of intermediate pyroclastic volcanic and sedimentary rocks.

•	The newly recognized, ca. 2.85 Ga Trout Bay assemblage (Sanborn-Barrie et al., 2001) consisting of basalt overlain by clastic rocks, intermediate tuff and chert-magnetite iron-formation.

•
The Huston assemblage (<2.89 Ga. and >2.74 Ga.) consisting of a regionally extensive unit of polymictic conglomerate, locally associated with wacke and argillite, that marks an angular unconformity between Mesoarchean and Neoarchean strata.

•
The uppermost stratigraphic package, the Confederation assemblage (2.75 - 2.73 Ga.), consisting of calk-alkaline and tholeiitic felsic, intermediate, and mafic volcanic rocks, which locally exhibit volcanogenic-massive-sulphide-style alteration and mineralization.

Felsic plutons that are synvolcanic with Confederation volcanic rocks intrude all the major assemblages. The weakly to moderately foliated Dome stock (2.72 Ga.), which occupies the core of RLGB, provides a minimum age for timing of the last penetrative deformation event (Corfu and Andrews, 1987; Sanborn-Barrie et al., 2000). The Felsic Intrusion on the Abino property to the south of McFinley also records a date of 2.72 Ga. Post-tectonic batholiths were intruded along the margins of the RLGB ca 2.70 Ga.

Regional metamorphism varies from greenschist grade in the core of the RLGB to amphibolite grade near batholith margins. Polyphase deformation of the RLGB involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2), reflected in folds and fabrics of low to moderate finite strain (Sanborn-Barrie et al., 2000). Overall, strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization. Previous workers identified five major shear or deformation zones within which major gold deposits of the camp occur. Recent work (Sanborn-Barrie et al., 2000) has questioned the validity and usefulness of the deformation zone concept in the camp.

The “East Bay Trend” can be traced to the southwest to the Cochenour Willans mine area where it meets the north-northwest trending ‘‘Mine Trend” of the Goldcorp-Campbell-Cochenour Mines. The East Bay Deformation Zone (EBDZ) constitutes a continuous and highly disturbed “break” or ‘‘structural domain’’. Very significant changes occur in structural fabrics across the EBDZ while within the EBDZ fabrics are dominantly NNE trending representative of fabric development during both D1 and D2. The EBDZ trend may have also influenced early basin development (D0) in the RLGB.

Significant gold mineralization on the Property is found in many diverse geological settings, including:

•	Sulphidized and quartz-veined, banded iron formation;

•	Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);

•
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

•	Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy;

•	Silicified and biotite altered ± sulphide mineralized zones in basalt;

•	Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);

•	D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4);

•	Thick gold-bearing silicified, carbonate-ankerite replacement zones, with delicate, colloform banded snowbank veins, and fine-needle arsenopyrite (CARZ Zone);

•	Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone).

Surface exploration on the McFinley Property commenced in the 1920’s and continued intermittently up to 1980. Initial underground exploration was conducted in 1956 on McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited. The 1982-1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels. Test-stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed. A bulk sampling operation was in progress on closure of the operation in early 1989. Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site. The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 exploration program resulted in the estimation of an Inferred Mineral Resource of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Technical Report NI 43-101, prepared by Mr. Hogg dated October 2002). Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface. The deeper area is considered an area of geological and exploration interest. Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings. These remained to be further explored upon closure of the mine.

Following acquisition in 2002, Rubicon has aggressively explored the Property. Exploration during the period 2002 - 2005 has included 75,000 square feet of trenching and stripping, 42,104 metres (185 holes) of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and compilation and interpretation of historical information. Selected holes from the over 60,000 metres of previously drilled core have been relogged. A more detailed description of this early exploration work can be found in previous 43-101 Technical Reports prepared by Marc Prefontaine (2005), Darwin Green (2005), I.R. Cunningham-Dunlop (2004), and D.M. Rigg and G. Hogg (2003) and G. Hogg (2002).

Phoenix Zone

Exploration by Rubicon has steadily advanced the Property, culminating with the early stage discovery in 2004 of a significant new zone of classic Red Lake style high-grade gold mineralization - the Phoenix Zone. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres and a depth extent of 200 metres below surface. The higher grade core of the Phoenix Zone is currently drilled on 15- to 30-metre centres over a strike length of 300 metres and over a depth extent of 150 metres and plunges gently to the southwest. The zone is situated at the north end of McFinley Island 2 km north of the existing mine site. To date, a total of 97 holes (17,005 metres), have been drilled in the Phoenix Zone area. A NI 43-101 compliant Mineral Resource has not been calculated for the Phoenix Zone.

The Phoenix Zone is located in the immediate hanging wall section to the west-dipping contact of the East Bay Serpentinite, and is hosted by highly deformed and veined biotitic basalts with a strong D2 shear fabric. The zone typically lies between two northwest dipping faults, the ‘Phoenix Fault’ and the ‘Footwall Fault’ and appears to be related to a NNW trending, Northeast dipping Fault zone.

Within the zone, strongly biotite altered basalt displays a dense network of narrow white, foliation-parallel quartz-carbonate veins, followed by late quartz-carbonate-ankerite-chlorite-amphibole breccia veins that are flooded with grey replacement quartz, and occasional late cross-cutting white to smokey grey quartz veins (often bearing visible gold). Mineralization consists of 3-5% aspy as fine acicular needles and coarser foliation parallel stringers/masses throughout the biotized host rock, accompanied by 3-5% po (locally 10%) and trace amounts of gal/sph/cpy.

Current ideas are that mineralization is controlled and/or modified by shallow west dipping faults and that the highest grade lenses or shoots lie near the intersection of the Northwest dipping Phoenix Fault, Footwall Fault and the ultramafic contact. Based on recent interpretations, the NNW trending, northeast dipping fault zone, north of the Phoenix Zone may play an important role in controlling the overall plunge of mineralization.

The overall thickness of the deformed biotized basalt halo varies up to 40 metres and can be highly anomalous in gold, while the narrower aspy-rich veined zone is confined to 2-10 metres. Within this, individual veins attain a thickness of 0.5 to 2.5 metres. The late gold bearing quartz veins often display fine pinheads of gold with occasional smears and clots to 3 mm across. This is accompanied locally by fracture-controlled aspy/gal/sph/cpy. The visible gold appears to be related to the portions of the vein with the strongest quartz flooding/replacement and has not been observed within the enclosing basalt to date.

A sericitic quartz porphyry dike and a porphyritic diorite dike also appear to be intimately associated with the zones and may be following the same conduit as the mineralizing fluids. The quartz porphyry occasionally appears mineralized itself, whereas diorite clearly post-dates mineralization. The large quartz porphyry dike observed in the drill holes on Section 0+50S and also present in the new surface trench appears to be running perpendicular to stratigraphy and may be related to the NNW structural zone, north of the main Phoenix Zone mineralization. The table below presents some of the highlights from drilling within the Phoenix Zone.

Hole No.	From (m)	To (m)	Au g/t	Core Length (m)
PZ-02 Incl.	45.10 45.10	52.30 47.90	6.76 14.99	7.20 2.80
PZ-03 Incl.	55.10 58.00	59.90 59.90	15.46 33.31	4.80 1.90
PZ-08	52.17	55.20	5.37	3.03
PZ-09	68.85	72.10	8.87	3.25
PZ-10 Incl.	91.75 108.15	109.15 109.15	1.96 10.40	17.40 1.00
PZ-12	136.46	137.86	28.66	1.40
PZ-21	48.46 69.85	50.75 71.90	11.06 13.95	2.29 2.05
PZ-23	74.95	78.05	70.10	3.10
PZ-25 Incl.	112.35 116.30	120.35 119.80	8.42 15.81	8.00 3.50
PZ-26	109.82	113.00	8.55	3.18
PZ-30	79.55	81.30	10.06	1.75
PZ-34	118.10	119.30	20.54	1.20
PZ-43	124.40	125.80	15.16	1.40
PZ-47 Incl.	119.00 122.60	124.30 124.30	9.01 22.24	4.50 1.70
PZ-48 Incl.	61.00 88.09	90.45 89.56	2.21 33.22	29.45 1.47
PZ-51 Incl.	66.30 66.30	71.60 67.90	2.86 6.82	5.30 1.60
PZ-57 Incl.	50.00 54.98	56.05 56.05	2.65 11.47	6.05 1.07
PZ-58	73.50	73.80	136.50	0.30
PZ-59 Incl.	44.10 47.60	52.60 49.75	6.02 17.24	8.50 2.15
PZ-60 Incl.	83.70 89.65	91.30 91.30	2.21 6.24	7.60 1.65
PZ-66	136.80	137.30	37.50	0.50
PZ-69	134.55	136.40	9.50	1.85
PZ-75	39.00	41.00	11.04	2.00
PZ-76 Incl.	73.30 73.60	75.60 74.90	12.64 20.18	2.30 1.30
PZ-77	28.95	31.35	8.89	2.40
PZ-80	54.20	55.35	12.55	1.15
PZ-81	121.40	123.00	53.27	1.60
PZ-82 Incl	8.65 8.65	17.60 9.10	5.16 29.50	8.95 0.45
PZ-83 Incl. And	7.90 10.20 15.80	19.00 17.90 17.90	4.51 6.00 8.72	11.10 7.70 2.10
PZ-84	10.85	17.35	5.22	6.50
PZ-92	21.65	35.65	1.93	14.00

CARZ (Carbonate Altered Zone)

During the 2005 winter exploration program a previously unknown, gold bearing, Carbonate, Ankerite replacement zone (“CARZ”) was discovered. This new zone of mineralization is located 75 metres structurally above the main Phoenix Zone. It is a complex, 20 to 30 metre thick zone of carbonate, ankerite replacement, containing numerous colloform banded ‘snowbank’ veins up to 5 metres thick. These veins are variably silicified and mineralized over thicknesses up to 14 metres, with fine grained, needle arsenopyrite. The structural control on the CARZ is not clear, however a flat lying (30º- 40 º), west dipping fault, located at the base of the zone may play a significant role.

Mineralization within the CARZ, is currently defined over a 120 metre strike length and 60 metres down dip and remains open. The table below presents some of the highlights from drilling within the CARZ.

Hole No.	From (m)	To (m)	Au g/t	Core Length (m)
PZ-82 Incl	8.65 8.65	17.60 9.10	5.16 29.50	8.95 0.45
PZ-83 Incl. And	7.90 10.20 15.80	19.00 17.90 17.90	4.51 6.00 8.72	11.10 7.70 2.10
PZ-84	10.85	17.35	5.22	6.50
PZ-92	21.65	35.65	1.93	14.00

Both the Phoenix Zone and CARZ show striking similarities to the ore zones present at the neighbouring Campbell and Red Lake mines in terms of geologic setting (Balmer formation near mafic/ultramafic contact with cross-cutting 340 degree structures), style of alteration, veining, and mineralization (aspy mineralization within sheared biotized veined basalts, silicified Carbonate/Ankerite Zones), and the size and orientation of lenses (short dip length, very long plunge length).

Recommendations

It has been recommended that further exploration on the Property be carried out in a three phase approach.

Phase 1

It has been recommended that trenching takes place on the CARZ. A detailed trenching, mapping and sampling program has been recommended to better understand the structural controls and distribution of gold mineralization within the CARZ. Currently the CARZ is defined over a strike length of 120 metres and 60 metres down dip. Based on current information, the CARZ is still open at depth and along strike.

Phase 2

A Phase 2 drilling program has been recommended to follow up on the Phase 1 trenching results. The program would focus specifically on expanding the known limits of the CARZ. Based on the location of the CARZ, further delineation can be carried out from McFinley Island and can be completed during the summer months.

Phase 3

A 2007 winter drilling program has been recommended to test for the extension of the Phoenix Zone, the CARZ, and other regional analogs to the Phoenix Zone. A number of holes have been recommended to follow up on a deeper extension of the main Phoenix Zone to the southwest. It has also been recommended that a number of holes target some of the deeper gold intercepts encountered directly down-dip of the main Phoenix Zone. This is an area that has the potential to host gold mineralization that may occur parallel to the main Phoenix Zone. Other targets include drilling to the northeast of the Phoenix Zone at depth. Based on current thinking, the north-northwest trending, northeast dipping structure that occurs to the north of the Phoenix zone may actually be the major structure controlling mineralization. Individual gold zones may have plunges to the southwest; however, the enveloping surface of the gold zones may dip to the northeast, stepping down in a ‘ladder-like’ fashion. Drilling from the ice will be required to follow up on the potential down plunge of the CARZ. This will be contingent on the summer results from this target.

Proposed Budget

A total budget of CAN$1,500,000 has been recommended for this phased exploration program. It has been recommended that CAN$75,000 be allocated for the Phase 1 trenching program. A total of 2800 metres of drilling, totalling CAN$425,000 has been recommended for the Phase 2 CARZ drilling. 6700 metres of drilling, totalling CAN$1,000,000 has been recommended for the Phoenix Zone, CARZ and regional targets during the Phase 3 winter program. Drilling costs are based on an all-in cost of CAN$150 per metre. This estimate is based on previous drilling costs in the area.

Phase I	CARZ Trenching

	Backhoe		$40,000
	Geologist		$7,500
	Geologist		$7,500	Phase I Total Cost	$75,000
	Washing/Sampling		$10,000
	Assays		$5,000
	Field Costs		$5,000
		Total	$75,000

Phase II	CARZ Drilling

	Drilling (2,800m)		$340,000
	Geologist		$15,000
	Geologist		$15,000	Phase II Total Cost	$425,000
	Assays		$25,000
	Field Costs		$30,000
		Total	$425,000

Phase III	Phoenix Zone/CARZ/Regional Drilling

	Drilling (6,700m)		$750,000
	Geologist		$25,000
	Geologist		$20,000	Phase III Total Cost	$1,000,000
	Geologist		$20,000
	Assays		$85,000
	Field Costs		$100,000
		Total	$1,000,000

				Grand Total	$1,500,000

The Company plans to carry out the proposed Phase 1 and Phase 2 exploration programs during 2006.

Other Properties

DMC Property

The Company has optioned up to a 65% interest in its 263 claim units known as the DMC property to Agnico-Eagle Mines Ltd. (“Agnico”). An option agreement was signed on January 20, 2006 pursuant to which Agnico must spend $2,250,000 in exploration expenditures and make $110,000 in cash payments over 3 years to earn an initial 51% interest. The first year includes a firm committed $500,000 expenditure and $25,000 cash payment. Thereafter it may elect within one year of vesting, to increase its interest by earning one additional percent for each one million dollars expended, up to a maximum of $14 million (65% interest in the property). Underlying property obligations on 136 of the 263 claim units (Meunier claims) include an advance royalty of $25K, paid annually to David Meunier, a NSR royalty of 1% on 44 units and a 2% NSR with a 1% buy-down for $1M on the remaining 92 claim units and a 0.5% NSR with a buyout for $500K on 38 claim units. An additional sliding scale NSR royalty, of 1.75% at a gold price less than $450 per ounce and 2% at a gold price equal to or greater than $450 per ounce, is held by AngloGold (Canada) Exploration Company on the entire property.

Access to the property is by boat and logging roads in the summer and ice roads in the winter. The DMC area is underlain by Balmer assemblage rocks consisting of mafic to ultramafic flows and intrusions, and minor sediments that are unconformably overlain by huston and confederation assemblage conglomerate, felsic crystal tuff, argillite and wacke. A number of blind granodiorite intrusive rocks are present. Stratigraphy youngs from east to west across the DMC area, with the base of the section marked by a package of variolitic, tholeiitic pillow basalt of unknown stratigraphic thickness that is discontinuously overlain by chert-magnetite iron formation. These, in turn, are overlain in apparent stratigraphic sequence by a package of dominantly massive to locally pillowed and flow brecciated basaltic komatiite to komatiite flows (and possible sills) with locally preserved spinifex textures, and minor tholeiitic basalt. The contact between the two volcanic packages is occupied by a thick (~ 150 metres), variably talc and Fe-carbonate altered peridotite sill (or serpentinite). Chert-rich conglomerate and breccia occur discontinuously along an angular unconformity that separates Balmer volcanic rocks from massive to poorly bedded quartz-crystal tuff of the confederation assemblage. Felsic tuff is stratigraphically overlain by pyrrhotite-rich well-bedded argillite and wacke.

The DMC property occurs in the same structural and stratigraphic setting as the Campbell, Red Lake and Cochenour-Willans mines, and contains widespread and locally high-grade gold mineralization (e.g. 90 g/t Au over 0.15 metre and 15.8 g/t over 1.1 metre in drill core). New ‘blind’ gold occurrences were discovered in 2002 (namely at the B and C zones), which were followed up and expanded on in 2003. Previously unmapped ultramafic bodies, recognized by Rubicon, within Balmer age mafic volcanic strata, occur in a folded, heterogeneously sheared environment, associated with broad zones of Fe-carbonate alteration, potassium addition (fuchsite, biotite and muscovite), silicification and arsenic and antimony enrichment. Gold mineralization at the DMC occurs in: a) mafic to ultramafic hosted structurally controlled vein/stockwork, b) chert-magnetite iron formation and cherty breccia, and c) felsic to intermediate intrusive hosted vein/stockwork. There is potential for DMC to host a Campbell-Red Lake type deposit and is supported by high-grade gold mineralization over mineable widths (e.g. 22.83 g/t over 3.10 metres, including 75.91 g/t over 0.70 metre; true width unknown) identified by Rubicon roughly 50 metres from the DMC Property boundary on the adjacent McCuaig JV property (60% interest owned by Rubicon; see below) in 2002.

Work conducted by the Company includes: geological mapping, rock and soil sampling, 109 line-kilometres detailed ground magnetic survey and 29 line-kilometre IP survey in 1996 and 1997; 11 hole (2476 metres) drill program in 1998; Anglogold funded regional airborne SPECTREM Magnetic/EM survey, mechanical stripping and channel sampling, gradient helimag, lake bottom seismic profiling, 12-line IP survey and 16 holes (5421 M) drill program in 2000 to 2002; and Anglogold funded 14 hole (3873 metres) drill program in 2003.

During the first quarter of 2006, Agnico funded a $635,000 3832 metre drill program on the core of the DMC property. Drilling identified gold mineralization in conjunction with biotite, fuchsite, arsenopyrite, pyrite alteration plus carbonate and quartze veining within host mafic/ultramafic rocks of the Balmer Assemblage indicative of a widespread gold bearing system. Intercepts include 2.41 g/t gold over 9.0 metres (including 5.27 g/t gold over 1 metre and 3.32 g/t gold over 3.5 metres), 3.41 g/t gold over 3.5 metres and 4.60 g/t gold over 1 metre. The dominant control on the mineralization and alteration appear to be associated with the intersection between northeast-trending and west-northwest-trending structures. Currently an ongoing program of data analysis (3D lithogeochemical and structural modeling) is taking place to formulate plans for a follow-up drill program in the winter of 2007.

McCuaig JV Property

The Company has earned a 60% interest in the McCuaig Property from Golden Tag Resources Ltd. for which the Company paid $25,000 and incurred total exploration expenditures of $972,000 by May 31, 2003. The property consists of 3 unpatented mining claims (10 claim units) located in Dome Township, Red Lake Mining Division, Ontario. The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD (as defined below) acquisition in March 2003. The Company may with its 40% partner purchase 50% of the remaining 1% NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

The property is located West-Northwest of the town of Cochenour. Access to the property is by boat in the summer and ice roads in the winter. The property is underlain by Balmer age mafic/ultramafic rocks which are unconformably overlain by confederation age sediments. Structurally, the McCuaig property is on the western end of the main Red Lake Mine trend. An intense penetrative cleavage, trending west-northwest and dipping steeply to the south, is pervasive across the property. Gold Mineralization is associated with intensely altered Ultramafic rocks, chert breccia units and rare, dark grey quartz veins.

In 1998, the Company drilled two holes (total of 575 metres) and intersected potentially important altered Ultramafic rocks. Low gold values were returned from assays. The Company carried out a program of extensive soil sampling, mechanized trenching and ground magnetics at the end of 1999 on the McCuaig Property. In the northwest portion of the McCuaig JV Property, the Company has exposed the contact of an altered and deformed ultramafic body. Alteration is associated with the development of intense quartz-carbonate accompanied by strongly elevated arsenic, antimony, mercury and locally gold. Magnetic data are interpreted to suggest that this contact extends southwestwards beneath Red Lake for a minimum additional 800 metres. Soil surveys have detected the areas of known mineralization referred to, above, and have detected new targets that warrant follow-up. In 2000, the Company conducted detailed mapping of Mackenzie Island with the goal of generating drill targets by incorporating details of soil sampling and trenching conducted in October - November 1999. A new gold-bearing structure was intersected at the McCuaig JV Property in March 2001. In January through April 2002, the Company carried out a diamond drill program at the McCuaig JV Property. The Company completed 20,824 feet (6347 metres) in 26 diamond drill holes on the project.

During 2004, the Company carried out a drill program on its McCuaig JV Property with partner Golden Tag Resources Ltd. No significant results were reported. At this point in time, the Company has no immediate plans for exploration on this property. The Company is reviewing exploration plans for this property.

Red Lake North Property

The Red Lake North Property is comprised of 329 claim units: 295 contiguous claim units (staked claims and portions of underlying Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas and 34 non-contiguous claims units (northeastern portion of the property known as the Sidace Lake area) in Coli Lake, Sobeski Lake areas (consisting of staked claims and parts of the Coli Lake Agreement). The Company has optioned up to a 65% interest is the property to Solitaire Minerals Corp., with a third party controlling a sliding scale NSR of 1.75% to 2.5% depending on the price of gold. Under the terms of the Agreement, signed April 18, 2006, Solitaire Minerals Corporation has the option to acquire a 55% interest in the property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company (completed). Exploration programs are planned for late summer / early fall and will be drill focused.

The Red Lake North property is located north northwest of Red Lake and can be accessed year round by well maintained logging roads and ATV trails. The property encompasses the northwestern arm of the Red Lake greenstone belt, where it bifurcates around the Black Bear Intrusive. The property is underlain by variably altered tholeiitic volcanic and metasedimentary rocks of the Balmer Assemblage, thin units of ultramafic rocks and volcaniclastic sediments of intermediate composition and a package of unconformably overlying rocks of the confederation assemblage. Structurally, this property is characterized by an intense penetrative fabric that trends north-south at the southern end of the property and northeast-southwest at the northern end of the property. The overall dip to these units is to the northwest. The northeastern property straddles the ‘Sidace Gold Zone’, both updip and downdip of the currently defined horizon. Intense aluminosilicate alteration is observed on the downdip extension of the Sidace Gold Zone. Mineralization includes pyrite, pyrrhotite, chalcopyrite and rare telurides. The gold observed on the property is typically associated the sericite altered zones. No previous exploration, prior to the Company’s work, has taken place on this property.

Previous, historical exploration drilling on this 12 km long main block of the property is limited to 10 holes. Mineralization observed on this portion of the property is typically disseminated and dominated by pyrite and chalcopyrite. Previous exploration has been focused on VMS style mineralization and has not been a historical gold target.

In the fall of 2004 and winter of 2005, the Company carried out work that included geological mapping, prospecting, mobile metal ion (“MMI”) sampling and a 1150 metres drill program. The focus of this exploration program was the southwestern extension of sericite schist hosted, (“Sidace Gold Zone”). Although the prospective sericite schist was located on the property, no significant results were returned. Considerable strike length on this property remains to be explored.

In the first half of 2004, the Company completed a regional mapping program, ground IP geophysics, and a 3,000 metre drill program in the Sidace Lake area. The majority of the drilling was directed at confirming the presence of the down-dip extension of the Sidace Gold Zone, a Hemlo-style, gold bearing, sericite schist horizon which has seen extensive drilling on the adjacent property. Broad zones of prospective sericite schist were intersected which contained anomalous gold-bearing intervals.

Adams Lake Property

The Adams Lake property is comprised of 235 claim units in Balmer and Bateman townships (consisting of staked claims and a portion of the underlying Red Lake East Agreement). The Company has a 100% interest in the property, with a third party controlling a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

The Adams Lake property is located east-northeast of the currently operating Campbell and Red Lake Mines, in Balmertown and can be accessed year round by well maintained logging roads and ATV trails. The property is underlain by Balmer age tholeiitic volcanic rocks, ultramafic rocks and volcaniclastic sediments of intermediate composition. Structurally, the southern portion of the property is on the mirror image of the regional fold observed at the Red Lake Mine, but located farther to the northeast. The central and northern portions of the property have a moderate penetrative fabric, arcuate in shape, trending north-northeast. Historical exploration has involved regional grid mapping, sampling, trenching and over 100 drill holes. The majority of the drill holes have been relatively shallow, with the majority less than 250 metres in length. From 2002-2004 the company completed a regional airborne magnetic survey, ground geophysics (TITAN24 and CSAMT), a gold in till sampling survey, detailed ground mapping and a 1983 metre drill program. Although results from this drill program were encouraging, there were no significant gold results reported. In 2005 work on the Adams Lake property included a total of 1960 metres of drilling targeting mafic/ultramafic Balmer stratigraphy. Anomalous gold results were returned. At this point in time, the Company has no immediate plans for exploration on this property.

Slate Bay Property

The Company acquired a 100% interest in 146 claim units located in the McDonough, Graves, and Dome townships of the Red Lake Mining Division, Ontario. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold. There is an additional 1% NSR on 4 claims.

The majority of the Slate Bay property can be accessed by boat during the summer months and year round by logging roads and ATV trails. The Slate Bay property is underlain to the southeast by a stratigraphic sequence of Balmer assemblage mafic to ultramafic volcanic flows and intrusive rocks unconformably beneath a veneer of clastically derived conglomerates and sandstones and felsic to intermediate tuffaceous volcaic rocks. The northwest portion of the property is dominated by the Slate Bay Stock, an intrusive quartz diorite porphyry.

Exploration between 2001 and 2003 included initial property scale mapping, prospecting and trenching, regional SPECTREM airborne magnetic/EM survey, 418 line-kilometre airborne 3D gradient magnetic survey, 35 line-kilometre IP ground survey and 2670 metres of drilling. A large mineralizing system measuring several kilometres across has been identified in the Slate Bay area, which includes vein and possible disseminated gold drilled in 2001, and porphyry style copper-gold mineralization discovered in 2003. Highlight assay results include: 3.44 g/t Au over 21.85 metres, including 5.60 g/t Au over 6.1 metres and 0.21% Cu, 1.1 g/t Ag, and 0.14 g/t Au over 72.9 metres, including 9.00 metres of 0.48% Cu, 1.9 g/t Ag and 0.41 g/t Au. In the fall of 2005 a 1500 metre drill program was funded by King’s Bay gold with no significant results. The Company has no immediate plans for exploration on this property.

East Bay Property

The East Bay property consists of 123 claim units located in the Bateman, Black Bear Lake, Shaver and Bateman Townships, Red Lake Mining Division, Ontario. The Company owns a 100% interest in 79 of the claim units and has an option to earn 100% interest in the remaining 44 claim units through two separate option agreements: The “Herbert” option, comprising 42 claim units and the Seargeant option comprising 2 claim units. Under the Herbert option (signed December 21, 2002) the Company owns a 40% interest in the claims and has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($27,000 paid) and issuing 60,000 common shares (45,000 issued). The Herbert optioned claims are subject to a 1.2% NSR with a 0.6% buydown for $600,000. Under the “Seargeant” option, the Company can earn 100% by making cash payments of $55,000 ($20,000 paid) by October 20, 2006. The property is subject to a 2% NSR of which the Company may purchase 1% of the NSR royalty for $750,000. The entire property is subject to an additional sliding scale NSR royalty of 1.75-2.0%.

The East Bay property is located north northwest of Red Lake and can be accessed year round by well maintained logging roads and ATV trails. The East Bay property is underlain by Balmer assemblage rocks consisting of mafic to Ultramafic flows and intrusions and minor intercalated iron formation. Two major, over 100 metre thick, ultramafic bodies, the East Bay Serpentinite and the Pindar Creek Serpentinite trend northeast across the center of the property for a combined strike length of 6 km. The mafic to Ultramafic sequence dips moderately to steeply to the northwest, and is flanked by large granodiorite bodies to the north and southeast (the Blackbear Pluton and Walsh Lake Pluton respectively).

Structure on the property is dominated by a regional D2 fabric, with only minor evidence of early D1 structures. Rocks are moderately to strongly foliated (subparallel to bedding), and are variable flattened as is well exemplified in pillowed mafic units. In the east half of the property, similarity between the two main ultramafic bodies (East Bay and Pindar Creek serpentinites) suggests possible repetition about a tight to isoclinal, shallowly plunging fold. This interpretation is consistent with larger scale regional magnetic and geologic patterns.

The East Bay Deformation Zone (“EBDZ”), which follows the length of the East Bay Serpentinite, cuts through the core of the property. It consists of a several hundred metres wide zone of heterogeneous strain, with discrete narrow ductile shear structures interwoven with lesser deformed rocks. A similar parallel deformation zone, the Post Narrows Deformation Zone, projects through the western edge of the property with cross-cutting west and northwest trending structures interpreted from magnetic data.

Exploration to date by the company includes regional SPECTREM magnetic/EM survey, gradient Helimag survey and 6257 metres of drilling. In 2004, Wolfden Resources Inc. optioned 4 claims and funded 5163 metres of the diamond drilling targeting the downdip potential of GAZ (Green Altered Zone) mineralization intersected on the adjacent property immediately to the south (inferred resource is 1.4M tones grading 8.0 g/t Au for a contained 326,407 ounces Au (Wolfden NR Feb 23, 2005)). Broad intersections of low grade gold anomalies associated with silicified intrusives (0.74 g/t Au over 28.2m and 0.59 g/t Au over 40.5m) and anomalous gold marginal to the intrusives within mafic and ultramafic rocks (4.57 g/t Au over .9m, 3.53 g/t Au over 3.5m, 3.17 g/t Au over 2.5m). Results are indicative of a sizeable gold-bearing system. Elsewhere single gold hits of 7.83g/t Au over 0.4m within the biotite-carbonate altered mafic rocks and 8.75g/t Au over 0.54 metres within an arsenopyrite bearing quartz feldspar porphyry were returned.

Humlin Property

The Company has optioned a 55% interest in its 294 claim units known as the Humlin property to Solitaire Minerals Corp. (“Solitaire”) located in Fairlie and Baird Township, Red Lake Mining Division, Ontario. The company signed an option agreement on its Humlin Property on April 18, 2006 whereby Solitaire Minerals Corporation has the option to acquire a 55% interest in the property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. Underlying property obligations include a third party NSR of 1.75% to 2.0% depending on the price of gold.

The Company acquired a 100% interest in 294 claim units located in Fairlie and Baird Township, Red Lake Mining Division, Ontario. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

The southern and northern portions of the Humlin property can be accessed year round by well maintained logging roads and ATV trails. The central portion of the property is accessed by boat in the summer months and ice roads in the winter. The property covers the central portion of the Red Lake Greenstone Belt, and is transected by a broad over 1 km wide, ‘Mine Trend’ parallel, regional-scale, northwest-trending structure referred to as the Pipestone Bay - St. Paul Bay deformation zone. The area is underlain by tholeiitic to komatiitic flows and ultramafic intrusions of the 2.98 to 2.96 Ga Balmer assemblage, and lesser felsic tuff and siliciclastic rocks of the 2.74 to 2.73 Ga confederation assemblage, which overlies the Balmer assemblage on a regional unconformity. The western margin of the Dome stock (2.72 Ga) underlies the southeast corner of the claim group, whereas the Killala-Baird batholith (2704 Ma) underlies the southwest corner. Minor gold occurrences (1-5 g/t Au) are found throughout the property.

Rubicon completed approximately $350,000 of work during 2001, 2002 and 2003 including reconnaissance-scale mapping and sampling, 1200 line-kilometres of high-resolution airborne magnetic survey, regional SPECTREM airborne magnetic/EM survey and 1593 metres of drilling. Exploration programs will include summer surface exploration and a winter 2007 drill program.

Redstar Option Agreement

During 2002, the Company granted Redstar Resources Corporation (“Redstar”) the right to earn up to a 70% interest in several of the Company’s properties (a total of 226 claim units) at the western end of the Red Lake gold camp. The optioned properties included the Baird, Pipestone North, Pipestone South and Wolf Bay properties.

Redstar can earn an initial 51% interest in the properties by making cash payments to the Company totalling $135,000, issuing 500,000 post-consolidation shares (250,000 received) to the Company and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year (completed). During the comparative year, the Company amended the agreement in which Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding and bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors and the issuance of 150,000 common shares to the Company (paid). Subsequent to December 31, 2004, the Company renegotiated this option agreement with Redstar whereby under the new agreement, Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares. Redstar is then required to make additional cash payments of $175,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in the properties covered under the Redstar option agreement.

Redstar is currently operating the exploration programs on the properties. Ongoing exploration is currently taking place

English Royalty Division (“ERD”)

The Company acquired rights to cash and share option payments and contractual interests (Letter Agreement signed January 23, 2003) in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English in exchange for $500,000 and 250,000 Rubicon Common Shares. As part of the agreement, the Company engaged Perry English as a consultant for a period of two years at an annual rate of $75,000, renewable for another two years at Perry English’s option, to acquire additional mineral properties of merit for optioning to third parties. Subsequent to 2004, Perry English elected to extend the consultancy agreement for one additional year. Mr. English is also entitled to a bonus on cash and share option payments received from the mineral properties in the ERD in excess of $150,000, payable as follows: 10% on receipts between $150,000 and $300,000, 15% on the next, $50,000, 17.5% on the next $100,000 and 20% on the next $400,000.

In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties optioned to the Company which it now owns through the ERD. As a result, the Company has saved $231,000 in option payments to the end of 2005.

During 2005, the company spent $162,000 on acquisition and maintenance costs and recovered $141,000. As at December 31, 2005, the English Royalty Division properties had a carrying cost of $0.44 million (excluding saved option payments which Rubicon would otherwise have to have made).

Combined with the savings in option and advance royalty payments, the Company expects to recover all its initial and subsequent costs included to date during 2006 at which point it will have acquired rights to cash and share option payments and royalty interests in a substantial number of mineral properties for little or no cost. The Company however expects to continue to acquire additional mineral properties of merit for optioning to third parties.

Future cash and option payments are dependent on third parties maintaining the mineral properties optioned from the ERD and the value of its contractual interests in its ERD properties is dependent on the exploration results carried out by optionees.

Manitou Property

The Company has the option to earn a 100% interest in 301 claim units from the Bjorkmans located in the Lower Manitou Lake and Harper Lake Townships in the Kenora Mining Division of Ontario known as the Manitou Property. Under terms of the Due Diligence Letter Agreement signed April 6, 2005 and executed on June 30, 2005, the Company is required to make a total of $210,000 cash payments ($15,000 paid in 2005) and issue $70,000 share payments (10,000 issued in 2005) over 3 years to earn 100% interest. Pursuant to an amendment to the option agreement, dated June 14, 2006, if the Arrangement is completed, the remaining share issue requirements are changed to a total of 120,000 Rubicon Common Shares payable over 2 years to June 30, 2008.

Commencing on the fifth anniversary of the agreement (June 30, 2010) the owners are entitled to an annual advance royalty of $15,000 and the property is subject to a 2% NSR with a 50% buydown for $1,000,000.

The Manitou West Limb Gold property is approximately 80km south of Dryden, Ontario. The property can be accessed year round by well maintained logging roads and ATV trails. The property is located on the western limb of a major, belt-scale, northeast plunging antiform, on the western margin of the Manitou Greenstone Belt. The Manitou greenstone belt is dominated by metavolcanic and metasedimentary rocks of Archean age. The property is underlain by rocks of the Blanchard Lake Basalt group. The metamorphic grade is upper greenschist to amphibolite. A large intrusive, the Atikwa Batholith, occurs approximately 2 km to the northwest of the property. The Carlton Lake Stock and the Scattergood stock occur to the southeast of the property. Outcrop exposure on the property is very good, with upwards of 50-60% exposure. The property was optioned based on 2004 channel sampling performed on the Dryden-Red Lake showing that returned assays of 54 g/t Au over 30cm, 16 g/t Au over 50cm and 17 g/t over 22cm and were followed up by grab samples by Rubicon geologists that returned values of 233 g/t Au, 36 g/t Ag and 0.6% Zn and 120 Au, 14 g/t Ag and 0.25% Zn.

Gold mineralization is observed in shear zone hosted quartz veins and the surrounding wall rock within the shear zones. Associated sulphides include chalcopyrite, pyrite, sphalerite and galena.

During the summer and late fall of 2005 work conducted on the property included initial prospecting, geological mapping, soil sampling and local trenching. At this point in time, the company is planning a 2006 summer field exploration program including regional mapping, sampling and trenching.

MARKET FOR SECURITIES

An application has been made to continue the listing of the Rubicon Common Shares on the TSX. An application has also been made to continue the listing of the Rubicon Common Shares on AMEX.

DIRECTORS AND OFFICERS

For details of Rubicon’s Directors and Officers, see “Annual Meeting Matters to be Acted Upon - Election of Directors” and “Directors, Senior Management and Employees” at pages 42-50 of the Annual Report.

PRIOR SALES

During the 12 months preceding the date of this Circular, Rubicon has issued the following Rubicon Common Shares at the following prices:
Date	Number of Shares	Issue Price per Share	Total Issue Price	Nature of Consideration Received
June 29, 2006	888,500	$0.85	$737,455	Cash
June 23, 2006	6,000	$0.83	$4,980	Cash
June 20, 2006	22,000	$0.83	$18,266	Cash
May 26, 2006	9,376	$1.21	$11,344.96	Cash
May 2, 2006	20,000	$1.48	$29,600	Cash
May 2, 2006	25,650	$0.85	$21,802.50	Cash
April 28, 2006	175,000	$0.83	$145,250	Cash
April 28, 2006	50,000	$1.18	$59,000	Cash
April 21, 2006	18,750	$1.21	$96,687.50	Cash
April 21, 2006	50,000	$1.48	$74,000	Cash
April 20, 2006	720	$1.40	$1,008	Cash
April 20, 2006	95,000	$1.48	$140,600	Cash
April 19, 2006	20,000	$1.48	$29,600	Cash
April 19, 2006	18,750	$1.21	$22,687.50	Cash
April 13, 2006	20,000	$0.85	$17,000	Cash
April 13, 2006	10,000	$0.83	$8,300	Cash
April 12, 2006	7,640,560	$1.48	$11,308,028.80	Cash
April 10, 2006	50,000	$0.85	$42,500	Cash
April 7, 2006	20,000	$0.85	$17,000	Cash
April 3, 2006	265,880	$0.85	$225,998	Cash
April 3, 2006	9,376	$1.21	$11,344.96	Cash
April 3, 2006	30,000	$1.48	$44,400	Cash
March 31, 2006	50,750	$0.85	$43,137.50	Cash
March 31, 2006	8,750	$0.99	$8,662.50	Cash
March 31, 2006	15,626	$1.21	$18,907.46	Cash
March 30, 2006	20,000	$0.83	$16,600	Cash
March 21, 2006	40,000	$1.19	$47,600	Property
March 6, 2006	15,000	$0.83	$12,450	Cash
February 23, 2006	186,353	$0.693	$129,142.63	Cash
February 21, 2006	25,000	$0.85	$21,250	Cash
February 15, 2006	19,230	$0.85	$16,345.50	Cash
February 9, 2006	15,000	$1.45	$21,750	Cash
February 6, 2006	55,000	$0.83	$45,650	Cash
February 1, 2006	7,500	$0.693	$5,197.50	Cash
January 20, 2006	69,230	$0.85	$58,845.50	Cash
September 29, 2005	5,000	$0.68	$3,400	Property
September 22, 2005	50,000	$0.90	$45,000	Property
August 18, 2005	10,000	$0.88	$8,800	Property
August 16, 2005	1,967,300	$0.65	$1,278,745	Cash
August 15, 2005	7,264,700	$0.65	$4,722,055	Cash

STOCK EXCHANGE PRICE

The following table shows the range in the trading price and the volume of the Rubicon Common Shares on the TSX for the current and preceding quarter on a monthly basis and the seven preceding quarters on a quarterly basis:
	Price Range	Volume
July 2006	$1.30-$1.46	451,000
June 2006	$1.11-$1.52	3,855,100
May 2006	$1.30-$1.72	5,883,500
April 2006	$1.42-$1.85	7,136,500
1st Quarter 2006	$1.00-$1.71	21,705,500
4th Quarter 2005	$0.68-$1.01	9,439,400
3rd Quarter 2005	$0.64-$0.94	12,701,800
2nd Quarter 2005	$0.76-$1.22	7,962,400
1st. Quarter 2005	$1.07-$1.42	5,916,000
4th Quarter 2004	$1.15-$1.57	4,534,600
3rd Quarter 2004	$1.01-$1.71	7,219,400

Note:

(1) The month of July 2006 includes the price range and volume of trade of the Rubicon Common Shares from July 4, 2006 until July 6,  2006.

OUTSTANDING OPTIONS

As at July 4, 2006, Rubicon has granted persons options to purchase or acquire an aggregate of 4,206,372 Rubicon Common Shares as described below.

Date of Grant	Number of Options	Exercise Price	Market Price at the Date of Grant(1)	Expiry Date
Executive Officers and former Executive Officers of Rubicon (9 persons)
August 8, 2002	525,000	$0.83	$1.04	August 8, 2007
July 18, 2003	225,000	$0.84	$0.84	July 18, 2007
January 6, 2005	1,100,000	$1.18	$1.18	January 6, 2010
January 28, 2005	350,000	$1.18	$1.18	January 28, 2010
September 12, 2005	150,000	$0.74	$0.74	September 12, 2010
December 14, 2005	200,000	$0.86	$0.86	December 14, 2010
Date of Grant	Number of Options	Exercise Price	Market Price at the Date of Grant(1)	Expiry Date
Consultants and Former Consultants of Rubicon (4 persons)
July 9, 2002	100,000	$1.15	$1.44	July 9, 2007
January 27, 2004	50,000	$1.48	$1.48	January 27, 2009
June 8, 2004	200,000	$1.16	$1.16	June 8, 2007
August 22, 2005(2)	92,000	$0.83	$1.52	November 15, 2006
August 22, 2005(2)	250,000	$1.18	$1.52	November 15, 2006
Date of Grant	Number of Options	Exercise Price	Market Price at the Date of Grant(1)	Expiry Date
Employees and former Employees of Rubicon (19 persons)
August 8, 2002	80,000	$0.83	$1.04	August 8, 2007
October 20, 2003	20,000	$1.17	$1.18	October 20, 2013
January 27, 2004	415,000	$1.48	$1.48	January 27, 2009
December 31, 2004	298,122	$1.21	$1.21	December 31, 2009
June 23, 2005	11,250	$0.99	$0.99	June 23, 2007
September 1, 2005	100,000	$0.67	$0.67	September 1, 2010
April 21, 2006	40,000	$1.70	$1.70	April 21, 2011

Notes:

(1) The market price at the date of grant is the closing price at the TSX at the date of grant.
(2)  These options were originally granted to a director who subsequently ceased being a director and was engaged as a consultants after  which the expiration date was shortened. The original grant date market price for theses options were $.83 and $1.18, respectively.

CONSOLIDATED CAPITALIZATION

Except as disclosed in this Circular (including documents incorporated by reference), there has not been any material change in the share capital of Rubicon on a consolidated basis since December 31, 2005.

Share Capital

Common Shares

Rubicon is authorized to issue an unlimited number of Rubicon Common Shares. All of the authorized Rubicon Common Shares rank equally as to dividends, voting powers (one vote per common share) and participation in assets upon dissolution or winding-up. No Rubicon Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the Rubicon Common Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provisions permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the BCBCA and Rubicon’s Articles. Generally, substantive changes to the share capital require the approval of the Shareholders by special resolution (at least two-thirds of the votes cast by Shareholders present in person or by proxy).

Rubicon does not have, and will not have immediately following the Arrangement, any classes of preferred shares authorized or issued.

Loan Capital

Rubicon does not have any debt obligations outstanding.

STOCK OPTION PLAN

For details of Rubicon’s stock option plan, see the Circular under the heading “Rubicon Stock Option Plan”.

RISK FACTORS

In evaluating the Arrangement, Rubicon Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Rubicon. See Schedule “M” - Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Circular. These risk factors are not a definitive list of all risk factors associated with the business to be carried out by Rubicon.

AUDITOR, REGISTRAR AND TRANSFER AGENT

Rubicon’s Auditor after the Arrangement will continue to be DeVisser Gray, Chartered Accountants, 401-905 West Pender Street, Vancouver, BC V6C 1L6.

The Registrar and Transfer Agent for Rubicon after the Arrangement will continue to be Computershare Investor Services Inc., 3rd Floor - 510 Burrard Street, Vancouver, BC, Canada V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts of Rubicon, other than those entered onto in the ordinary courses of business that have been entered into within two years before the date of this Circular.

1.
Employment Agreement between Rubicon and Robert G. Lewis dated August 29, 2005 pursuant to which Mr. Lewis agreed to act as chief financial officer of Rubicon in exchange of $100,000 per annum for a term of three years.

2.	Amended and Restated Shareholder Rights Plan Agreement between Rubicon and Computershare Investor Services Inc. dated June 14, 2006.

3.	Support Agreement between Rubicon and certain significant shareholders dated as of June 30, 2006.

4.
Amended and Restated Support Agreement between Hasita S.A., Resource Marketing Services Ltd., John Tognetti, Noelle Tognetti in trust for Nicolle, Danielle and Gabriela Tognetti, Anna Clark and Rubicon dated July 5, 2006.

5.	Arrangement Agreement between Rubicon, Africo, Paragon and CopperCo dated July 6, 2006.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.